14005617

Received SEC

MAR 14 2014

Washington, DC 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

ALAMO PARTNERS, LLC

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation or organization)

7703 N. Lamar, Austin, TX 78752; Phone: (713) 562-5084 Attn: Brandon Jenkins

(Name, address, including zip code, and telephone number, including area code, of agent for service)

525990	35-2487515
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

(a) the issuer's directors; officers; record owners of 5 percent or more of any class of the issuer's equity securities; beneficial owners of 5 percent or more of any class of the issuer's equity securities; promoters of the issuer;

Name	Business Address	Residential Address
Brandon M. Jenkins	7703 N. Lamar; Austin, TX 78752	1302 Kallie Hills Ln. Spring, TX 77386
William P. Roberts	7703 N. Lamar; Austin, TX 78752	8600 N. FM 620 Austin, TX 78726

(b) affiliates of the issuer; None

(c) counsel to the issuer with respect to the proposed offering; None

(d) each underwriter with respect to the proposed offering; **None, this offering is self-underwritten which means that it does not involve the participation of an underwriter or broker, and as result, no broker for the sale of our securities will be used. In the event broker-dealer is retained by us to participate in the offering, we must file post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.**

(e) the underwriter's directors; None

(f) the underwriter's officers; None

(g) the underwriter's general partners; None

(h) counsel to the underwriter; N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **N/A**

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. **As of the date of this statement, no securities will be offered by underwriters, dealers or salespersons**

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. **These securities shall be offered in the state of Texas. The Executives of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials. The Executives plan on advertising the sale of these securities using websites, social media, phone, email, word of mouth, billboards, newspaper articles, postcards, flyers, direct mail, radio and television advertisements. We will only use advertising that is in complete compliance with Regulation A and any other applicable laws. Advertising will not commence unless it is a) in compliance with Rule 254 or b) this Offering has been qualified by the S.E.C and the appropriate state securities commission.**

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and

operated by the Company and can be viewed at www.alamopartners.com. This Offering Circular will be furnished to prospective investors upon their request in electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

1. The name of such issuer; **Alamo Partners, LLC**

2. The title and amount of securities issued;
   i. **Class A Units: Brandon Jenkins – 50% (100,000 Units)**
      William Roberts – 50% (100,000 Units)

   William Roberts and Brandon Jenkins each received 50% of the Class A Units in exchange for bringing this deal together, contributing its time, member resources, guidance, experience, continued management through completion, startup expenses associated with the Company and services related to this Offering. The issuance of the Class A Units to William Roberts and Brandon Jenkins was made without registration under the Securities Act of 1933 because no capital changed hands. Rather, the Units are compensatory for the work product associated with organizing the Company and carrying it through completion.

3. The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; **Aggregate offering price of $0.00 (no par value).**

   i. **Brandon Jenkins received 100,000 shares of Class A Units in consideration for forming the Company**
   ii. **William Roberts received 100,000 shares of Class A Units in consideration for deposit of seed capital**

4. The names and identities of the persons to whom the securities were issued.
   i. **William Roberts: Managing Partner, CEO**
   ii. **Brandon Jenkins: Managing Partner, CFO, and CO-CEO**

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). **N/A**

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. **The shares were issued in transaction not involving public offering pursuant to an exemption from registration under Section 42 of the Securities Act of 1933. By virtue of Mr. Jenkins' and Mr. Roberts' relationships with the Company, each had access to all relevant information relating to our business. Furthermore, both were heavily involved in the founding of the Company and had prior business relationships prior do doing so. In addition, the securities issued bore an appropriate restrictive legend.**

ITEM 6. Other Present or Proposed Offerings

The issuer's wholly owned subsidiary, Alamo G&I, L.P., a Texas Limited Partnership, is currently selling up to $10 million of unregistered preferred interests in reliance upon the private placement exemption found in Section 4(2) of the Securities Act and Rule 506(b) of Regulation D. As of the date of this Offering Statement, none of the partnership interests have been sold. Alamo G&I, L.P. will file Form D with the SEC fifteen days after its first sale. The Company has not engaged in any public solicitation of investors to purchase its partnership interests. Further, the partnership interests are being offered and sold solely to accredited investors as such term is defined under Regulation D.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes: **The Issuer does not have any marketing arrangements.**

   (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; N/A

(2) To stabilize the market for any of the securities to be offered; **N/A**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **N/A**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **N/A**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part hereof was employed for such purpose on contingent basis or at the time of such preparation or certification or at any time thereafter had material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer did not use publication authorized by Rule 254 prior to the filing of this notification. In the event that they do issue such documents, the issuer will provide such documents and broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified in accordance with SEC rules

PART II — OFFERING CIRCULAR

February 28, 2014

ALAMO PARTNERS, LLC.

A Wyoming Limited Liability Company

$5,000,000 Class B Units

Alamo Partners, LLC. ("Alamo," the "Company," "we" or "us"), a Wyoming Limited Liability Company, is offering on a "best efforts" basis up to $5,000,000 in principal amount (the "Offering") of Class B Units (the "Shares," "Stock," or "Units") at a price of One Hundred Dollars ($100.00) per unit. The maximum number of securities offered shall be 50,000 units. Total proceeds of the offering, assuming the maximum amount sold shall be Five Million ($5,000,000) Dollars. Each Unit will represent the right to 0.0004% of the net profit distributions of the Company and a return of all invested capital. The Class B Units do not have voting or Governance rights. The Offering will begin as soon as practicable following qualification of the Offering Statement. The Company's principal office is located at 7703 N. Lamar Blvd., Austin, TX 78752.

This Offering is being conducted on "best efforts" basis which means the managers of the Company (Brandon Jenkins and William Roberts) will use their commercially reasonable best efforts in an attempt to sell the Units. If all the Units are purchased, the gross proceeds to us will be $5,000,000. However, since the Offering is being conducted on a "best efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to refund and could lose their entire investment. The Company will not receive any commission or any other remuneration for these sales. In offering the Units on our behalf, the Company will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

(SEE RISK FACTORS Pg. 8)

The Company is offering the shares directly to investors through its own officers, directors or employees on an ongoing and continuous basis. The shares are not being sold through commissioned selling agent. Additionally, the Company will not provide compensation to any selling agent or pay any finder's fee or similar payment to any person (See Question No. 22). The proceeds obtained from the offering will not be escrowed and will be immediately available for the Company's use (See Question No. 26). This offering is not being offered to limited number of members of special group, such as employees of the Company or individuals (See Question No. 25). The transfer of securities in this offering is not restricted (See Question No. 25).

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Texas	TBD	TBD

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", "Executives", "itself" or similar terms collectively refer to Alamo Partners, LLC., a Wyoming limited liability company.

The date of this Offering Circular is February 28th, 2014.

TABLE OF CONTENTS

Page

The Company 7
Risk Factors 8
Business and Properties 12
Offering Price Factors 16
Use of Proceeds 17
Capitalization 19
Description of Securities 19
Plan of Distribution 20
Dividends, Distributions and Redemptions 20
Officers and Key Personnel of the Company 20
Directors of the Company 21
Principal Stockholders 22
Management Relationships, Transactions and Remuneration 22
Litigation 23
Federal Tax Aspects 23
Miscellaneous Factors 23
Management's Discussion and Analysis of Certain Relevant Factors 23
Financial Statements 25

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 48 pages.

THE COMPANY

1. Exact corporate name: Alamo Partners, LLC.

   State and date of incorporation: Wyoming – September 2013

   Street address of principal office: 7703 N. Lamar Blvd., Austin, TX 78752

   Company Telephone Number: (713) 562-5084

   Fiscal year: December 31

   Person(s) to contact at Company with respect to offering: Brandon Jenkins: (713) 562-5084

RISK FACTORS

Please be advised that the risks set forth below are not the only risks we face. If any of the adverse events or conditions described below occurs, our business, financial condition and results of operations could be materially adversely affected. In such case you may lose all or part of your investment. Do not purchase our shares unless you carefully review and consider all of the following risk factors and following such review you are confident that you understand these risks and that this investment is suitable for you.

This is speculative investment, and the value of your investment in the company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

1. ***Some of the statements contained in this Offering Circular, including information incorporated by reference, discuss future expectations, or state other forward looking information.*** Those statements are subject to known and unknown risks, uncertainties and other factors, several of which are beyond the Company's control, which could cause the actual results to differ materially from those contemplated by the statements. The forward looking information is based on various factors and was derived using numerous assumptions. In light of the risks, assumptions, and uncertainties involved, there can be no assurance that the forward looking information contained in this Memorandum will in fact transpire or prove to be accurate. Important factors that may cause the actual results to differ from those expressed within may include, but are not limited to:

    - The success or failure of the Company's efforts to successfully develop, acquire, manage, and dispose of real estate assets profitably;
    - The Company's ability to attract a customer base for its real estate developments;
    - The Company's ability to attract and retain quality employees;
    - The effect of changing economic conditions including the real estate market in the area of operation for the Company;
    - The reliance of the Company on certain key members of management

2. ***We are dependent upon Alamo Partners' key management personnel for our future success.*** We depend on the diligence, skill and network of the business contacts of our Executive Officers. We also depend to significant extent on our Executive Officers access to the real estate investment professionals and the information and deal flow generated by these professionals in the course of their activities. The Executive Officers evaluate, negotiate, structure closes, monitors and services our business transactions. Our success depends to significant extent on the continued service of the Executive Officers particularly Brandon Jenkins and William Roberts. The departure of our Executive Officers could have materially adverse effect on our ability to achieve our business objectives. In addition we can offer no assurance that Alamo Partners, LLC will continue to have access to real estate investment professionals or their information and deal flow.

3. ***We operate in highly competitive market for real estate development and investment opportunities.*** A large number of entities compete with us to make the types of investments we do. We compete with other businesses, public and private funds, commercial and investment banks, builders, architects, individuals and financing companies. Additionally because competition for investment opportunities generally has increased among alternative investment vehicles such as hedge funds, those entities have begun to invest in areas they have not traditionally invested in. As result of these new entrants, competition for investment opportunities has intensified in the residential and commercial real-estate markets, a trend we expect to continue. The Company will be competing for real estate opportunities with many other real estate finance investors including individuals, limited liability companies, partnerships, corporations, insurance companies, real estate investment trusts, and other entities engaged in real estate development, finance, acquisition, investment and/or management. These competing entities may include some of our own clients. While capital available for real estate financing has recently decreased as result of the credit crisis of late 2008 and early 2009, prior to that time, competition among private and institutional financiers of real estate investments had increased substantially. The Company anticipates that as the real estate market improves, competition for real estate investment will increase. There is no assurance that the Company will be successful in obtaining suitable real estate investment opportunities to expand its business objectives.

4. ***Our Executive Officers have broad discretion and there is potential lack of transactional diversification.*** There are no restrictions on the transactional business discretion of the Executive Officers including diversification or concentration constraints. Accordingly the Executive Officers are not restricted from allocating large portion of the assets of the Company in any one sector investment or type of business deal. If the Company's portfolio becomes concentrated in any one sector, the value of an investment in the Company may be subject to greater volatility and may be more susceptible to any single economic, political, or regulatory occurrence or the fortunes of a single company or industry than would be the case if the Company's business transactions were more diversified. Consequently, concentration of assets allocated in single sector or deal may substantially increase the risk of loss to the Company.

5. ***Many of our existing and potential competitors are substantially larger and have considerably greater financial technical and marketing resources than we do.*** Some competitors may have lower cost of funds and access to funding sources that are

not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider wider variety of deals and investments and establish more or fuller relationships with businesses, public and private funds, commercial and investment banks, builders, architects, individuals and financing companies than us. We cannot assure you that the competitive pressures we face will not have materially adverse effect on our business, financial condition and results of operations. Also, as result of existing and increasing competition we may not be able to take advantage of attractive investment opportunities or deal flow from time to time, and we can offer no assurance that we will be able to identify and engage deals that are consistent with our investment objectives.

6. ***Risks of spec building and development.*** Speculative (spec) building and development involves substantial risk. The project costs of spec building and land development are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (including among others, labor disputes, cost of materials increase, product failure, weather and site conditions) that require more capital than initially projected in order to complete production. Local, regional, national and even international market conditions can have major effects on the profitability of any real estate venture.

7. ***Changes in raw material costs and availability can adversely affect the company's profit margin.*** The principal raw materials used by the Company all have historically been subject to price changes. Raw material pricing on the Company's key commodities has increased significantly over the past few years. In response, the Company may in the future be forced to announce price increases on certain developments to offset the inflation in raw materials, and the Company will continually monitor market conditions for price changes as warranted. The Company's ability to maintain gross margin levels on its products during periods of rising raw material costs depends on the Company's ability to obtain selling price increases. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of the Company's suppliers are unable to deliver raw materials to the Company for an extended period of time, the Company may not be able to meet its raw material requirements through other raw material suppliers without incurring an adverse impact on its operations.

8. ***We do not seek to compete primarily based on the real estate that we develop, acquire or offer, and we believe that some of our competitors develop real estate assets that are comparable to or lower quality than the assets we will offer.*** We may lose investment and deal opportunities if we do not match our competitors' quality, pricing, terms and structure. Even if we match our competitors' pricing terms and structure, we may experience decreased net income and increased risk of loss.

9. ***We need to raise additional capital to grow because we distribute or reinvest most of our income.*** We need additional capital to fund growth in our investments and overall business objectives. A reduction in the availability of new capital could limit our ability to grow. Income from asset sales is often used to initiate new developments and may be locked up in property for years. As a result, such earnings may be limited and in some cases may not be available to fund additional investments. If we fail to obtain funds to fund our investments, we could be limited in our ability to grow.

10. ***Potential conflicts of interest could impact our investment returns.*** Our Executive Officers may serve as officers, directors, general partners or principals of entities that operate in the same or related lines of business as we do or in investment funds managed by the Executive Officers. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our best interests or those of our unit holders. However, our Executive Officers and Directors owe us a fiduciary obligation to act in the best interests of the Company.

11. ***Changes in laws or regulations governing our operations may adversely affect our business.*** We are not currently subject to regulation by laws at the local, state and U.S Federal levels. These laws and regulations that prevent us from regulation, as well as their interpretation may be changed from time to time. Accordingly, changes in these laws or regulations could have material adverse effect on our business.

12. ***The lack of liquidity in our investments may adversely affect our business.*** We generally make investments in all types of real estate developments. Substantially all of these investments could be subject to legal and other restrictions on resale or are otherwise less liquid than investments in publicly traded securities, for example. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments.

13. ***Our investments in real estate are subject to real estate market risk.*** One of the major risks of investing in real estate developments is the possibility that the sale of the properties will not generate income sufficient to meet operating expenses and debt service payments, and will generate income of capital appreciation at rate less than that anticipated or available through investments in comparable real estate partnerships or other investments. The income from the properties may be affected by many factors, including changes in national economic conditions; changes in local market conditions; changes in interest rates and the availability of credit; the impact of present or future legislation and compliance with environmental laws; the ongoing need for capital improvements; changes in real estate tax rates and other operating expenses; adverse changes in governmental rules and fiscal policies; civil unrest; terrorism and threats of terrorism; natural disasters including earthquakes, fires, floods, mudslides, hurricanes, volcanic eruption and other natural disasters (which may result in uninsured

losses); acts of war; acts of God; adverse changes in zoning laws; and other factors which are beyond the control of the Company. Real estate market risk appears as direct real estate market risk (if the value of an asset corresponds directly with the real estate market - without anyone being able to influence the effect), and as indirect real estate market risk (if the value of an asset corresponds only indirectly with the real estate market since there are other factors that also exert influence). At least four types of indirect real estate risk can be found, namely credit risk (where real estate fluctuations reduce the creditworthiness of a borrower), collateral risk (where the value of a secured property can be reduced by an adverse market trend), profitability risk (where real estate market variations endanger the profitability of an investment), and price risk (where the real estate market has negative influence on other market prices, such as stock prices, and vice versa). There can be no assurance that the Company will be unaffected by direct and indirect real estate market risks or that the Company will be successful in mitigating direct or indirect real estate market risks.

14. ***Decreases in actual rental income from expected amounts, or increases in operating expenses, among other factors, could result in an investment's inability to meet all of its cash obligations.*** Any decrease in rental income received by investments may reduce, and possibly eliminate, the amount of cash available for distribution to the Company because operating expenses related to real estate, such as property taxes, utility costs, maintenance and insurance generally do not decrease, and other expenses such as advertising and promotion may increase if gross rentals decrease. If the income from property is not sufficient to meet operating expenses, the company may have to advance funds to protect its investment or dispose of the property on disadvantageous terms in order to raise needed funds.

15. ***There are significant risks associated with real estate developments.*** Identifying and participating in attractive investment and development opportunities is difficult. There is no assurance that the Company's investments will be profitable and there is substantial risk that our subcontractors may default on their duties and the Company's losses and expenses will exceed its income and gains.

16. ***The Company may incur substantial expenses and interruptions of current returns should an investment fail to perform.*** The Company plans to reduce its exposure to this risk by 1) carefully choosing investments; 2) carefully structuring enforceable investment documents; 3) requiring significant security subordinate to investments; and 4) diversifying investments to avoid concentrations of exposure which might adversely impact overall Company returns.

17. ***There is significant risk of investment related to our lack of operating history.*** The Company has recently commenced operations and, accordingly has very little operating history upon which potential investors may evaluate its prospective performance. Additionally, we are unable to furnish audited financial statements or reports and can make no assurances the Company will succeed.

18. ***The Company may selectively employ leverage to enhance total returns to our investors.*** Pursuant to our capital and leverage policy, we will seek to strike balance between the under-utilization of leverage, which reduces potential returns to our members, and the over-utilization of leverage, which increases risk by reducing our ability to meet our obligations to creditors during adverse market conditions. We generally expect to finance our developments with equity capital and, to the extent reasonably commercially available, borrowed funds. The amount of borrowing we employ will depend on, among other factors, the amount of our equity capital. We expect to finance with short-term borrowings from time to time depending on market conditions. We may also utilize long-term borrowings to the extent available on cost effective basis. We do not expect to have a credit facility in place at the consummation of the Offering and cannot assure you if or when we will be able to obtain debt financing. We anticipate that any future borrowings we incur will be collateralized, in whole or in part, by the developments for which we are the sole owner.

19. ***The Company is newly formed.*** Since we have no operating history, no significant assets, no revenue and no current sources of financing, you may not have sufficient information to determine whether we will be able to implement our plan of operation. We were organized as a Wyoming limited liability company in September 2013. Since our inception through February 28, 2014, our Company has recorded a net loss and has no revenue. Such losses have been due to the expenses related to start-up costs incurred as the Company grew its business and established itself. There can be no assurance that the Company will generate significant revenue or be profitable in the future. If the Company is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of additional Units.

20. ***Limited and Unaudited Financial Statements.*** Because the Company is newly formed, the Company is able to provide only limited and unaudited financial statements. Accordingly, prospective Investors will be required to make their investment decision based on this limited financial information regarding the Company.

21. ***Lack of legal and accounting representation.*** The Company, Alamo Partners LLC, is not represented by any type of legal, securities, accounting, business or tax counsel; therefore, this Offering Circular along with the financials cannot be construed as legally accurate.

22. ***No Reliance on Prior Performance of Officers.*** Although our Officers have an excellent record, their past performance cannot be relied upon as an indicator of future performance.

23. ***No Public Market for the Shares.*** Prior to this Offering, there has been no trading market for the Shares and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Shares will be highly illiquid, and investors in the Shares may not be able to sell or otherwise dispose of their Shares in the open market.

24. ***Forward-Looking Statements.*** Any statements made in this Offering Statement that are not based on historical fact are forward looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including those listed throughout this document.

25. ***Inadequacy of Funds.*** Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain Alamo Partners, LLC sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

26. ***Inexperience of Executives.*** Our Executives have never managed a real estate development company. Our Senior Executives, Mr. Roberts and Mr. Jenkins, are inexperienced in the line of business the Company plans to undertake. Therefore, no assurance can be made that the Company will be profitable or successful in the future.

27. ***No prior trading market for common units; potential volatility of unit price.*** No prior market has existed for the Company's securities and the Company does not anticipate any such market will develop subsequent to this Offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The units are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under Securities Act of 1933 as amended (the "Act") and available exemptions under applicable state laws. Purchasers may need to bear the economic risk of the investment for an indefinite period of time. Ownership of the units must be considered a long-term, non-liquid investment.

28. ***Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.*** Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio, if any, in response to adverse changes in the performance of such properties may be limited, thus harming our financial condition. The real estate market is affected by many factors that are beyond our control, including but not limited to:

    - Adverse changes in national and local economic and market conditions;
    - Changes in interest rates and in the availability, cost and terms of debt financing;
    - Changes in governmental laws and regulations, fiscal policies and zoning ordinances and costs of compliance with laws and regulations, fiscal policies and ordinances;
    - Changes in operating expenses; and
    - Civil unrest, acts of war and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses

    We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchaser and to close the sale of property.

29. ***Risk of arbitrary pricing.*** The offering price of $100.00 per unit for our Class B Units was determined by the Company. The price bears no relationship to established value criteria such as net tangible assets, or multiple of earnings per unit and accordingly should not be considered an indication of the actual value of the Company.

30. ***Control by Management.*** As of September 1st, 2013 the Company's Managers owned 100% of the Company's outstanding Class A Units and 0% of the Company's Class B Units. Upon completion of this Offering, the Company's Management will own 100% of the outstanding Class A Units of the Company and 0% of the outstanding Class B Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers since the Company's Class B Units have no voting or Governance Rights. (See Operating Agreement - Exhibit B)

31. ***Risks Related to the Investment Company Act of 1940.*** The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

Note: In addition to the above risks, businesses are often subject to risks nor foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered. **Alamo Partners, LLC. ("Alamo") is in the business of developing high quality, luxury real estate assets through various partnerships with builders, realtors, architects, designers, marketers, investors, and hard money lenders. Alamo uses capital from its operating account to develop luxury properties. Our properties will include state-of-the-art technology and are built with the highest standard materials. We were formed with the intent of capitalizing on the opportunities described below and acquiring and developing various types of real estate projects that have the potential of delivering superior, risk-adjusted returns to our investors. Alamo Partners' Executives believe that the credit crisis turmoil in the financial markets, dismal performance of the housing sector over the last several years and general decline in the broader economy has created a unique buying and developing opportunity for the astute real estate investor. The Company intends to focus its efforts mainly in the Texas triangle: Houston, Austin, and Dallas-Fort Worth metropolitan areas. In order to minimize investor risk and maximize investor profits, careful consideration will be taken to maintain a level of diversification and balance within the Company's investments with regard to property types, geographic locations and investment schemes.**

Targeted properties and/or developments for the Company include the following:

- **Raw Land – Luxury Residential and mixed-use development, with the Manager targeting specific locations it believes exhibit strong growth potential through expanding infrastructure, economic and demographic growth momentum, and a politically favorable development environment.**

- **Entitled Land – Development opportunities involving entitled land (i.e. land for which governmental land use permits and approvals have been obtained) with existing development partners that require an equity infusion to deliver finished lots for homebuilders.**

- **Commercial Opportunities – Commercial development opportunities, targeting locations where demographic profiles justify construction of improvements or acquisitions of luxury value-added properties.**

Our Executives seek to acquire assets that are projected to 1) yield a minimum internal rate of return (IRR) on investment of fifteen percent (15%) to thirty percent (30%) per annum, and; 2) achieve a multiple return on equity invested of at least 1.3 to 1.

<u>Investment Objectives</u>

The Company's investment objectives consist of the following primary components:

- **Identify emerging real estate market trends that correlate with sustained, strong population and economic growth.**
- **Investing in projects that provide opportunities to limit equity investment acquisition and development costs.**
- **Developing strategic alliances with successful, competent real estate operating partners who share investment goals and values.**
- **Maintaining flexibility to capitalize on market opportunities not yet identified.**
- **Identify small to medium size investment opportunities that fall below the radar of most institutional investors but are too large for small local investors.**
- **Provide our investors full transparency and disclosure to ensure maximum comfortability and a sense of security for their interests.**

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company produces its luxury assets through its various partnerships and through the expertise and experience of its Executives. The Executives have a large network of personal and professional contacts, which should produce significant deal flow and expertise. We are dependent upon a number of suppliers and subcontractors for essential building materials, technology and services rendered in developing our assets. No existing supply contracts are in force at this time.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition. **The Texas real estate market is very broad and diverse. The development of commercial and residential real estate can cross industries, professions and national boarders; however, transcendent factor in the market is the requirement of collateral secured by real estate. The most obvious trend in the real estate market is the fact that regional and national banks have tightened their lending standards, such that there is high demand for capital across the board. Additionally, we have the unconfirmed understanding that the FDIC has imposed portfolio limits on banks that prevent them from concentrating loans in any one area. Therefore, the Company is finding there is significant demand for real estate construction projects.**

In addition, Texas is seeing a massive influx of individuals from all over the world. Texas is attractive because of its low taxes, high growth rates, strong employment, and future prospects. In fact, we estimate that the Texas population will more than double over the next 30 years. Top-tier luxury properties achieved record prices globally in 2013, with international buyers driving the sales. The luxury property market has both limited and scarce supply. High-net-worth individuals are continuing to invest in real estate, often in second and multiple homes. Recent changes to tax laws in some countries have impacted market activity and should continue to do so in 2014. Prestigious residential real estate values will more likely follow growth trends in non-consumable luxury goods than trends in the general housing market. The luxury housing market remains insulated from money flows and political shifts, as these concerns are less likely to determine the purchase of a trophy home for the high-net-worth population around the globe.

Institutional players and smaller boutique firms have been opportunistically investing in Texas for many centuries. Additionally, the Howard Hughes Corporation and Hines have recently announced enormous developments in Houston. Alamo Partners competes with national, regional and local homebuilders and commercial developers. Our main competitor in our single-family developments is Toll Brothers. Alamo seeks to compete with Toll Brothers and other developers/builders in all aspects of service, quality, design, technology and price. In seeking new investment or development opportunities, we compete with other institutional real estate investors, including pension funds, insurance companies, foreign investors, real estate partnerships, other REITs, private individuals and other real estate companies, some of which have greater financial resources than we do. Our business is inherently competitive. Property owners, including us, compete on the basis of location, visibility, quality and aesthetic value of construction, volume of traffic, demographics, strength and name recognition of tenants and other factors. These factors combine to determine the level of sales that we are able to achieve at our properties. To remain competitive, we evaluate all of the factors affecting our assets and try to position them accordingly. For example, we only focus on building outstanding luxury homes in high growth markets. We believe the principal factors that buyers consider in making their luxury home buying decision include: 1) consumer demographics; 2) quality, design and location of properties; 3) total number and geographic distribution of properties. We also believe that our showcase quality assets will be more attractive to potential buyers because of the technology they're built with. In general, our state-of-the-art technologically driven home automation will include - centralized control of lighting, HVAC, appliances; security locks of gates, windows, doors and other systems; video monitoring and surveillance systems; that provide improved convenience, comfort, energy efficiency and security right from your smartphone, laptop, or tablet.

Our ability to compete is based upon our access to deal flow through our database and our Executive's network. We are able to pick what we feel are the best and most lucrative real estate deals. Our competitor's, specifically national builders and developers, are heavily burdened with and are often limited by the attention they can give to each individual development. We intend on building luxury single family homes in the $750,000 - $2,000,000 range. This is an attractive range, as the Houston single-family inventory levels are under six months. Six months is seen by the National Association of Home Builders as a healthy market.

Additionally, the Company is not aware of other competitors who sell comparable securities pursuant to the United States Securities and Exchange Regulation A within Texas. However, the Company faces substantial competition in its business of selling its securities from banks, competing companies, private and public funds and others particularly from those who sell equity, notes or other debt securities to fund construction lending activities similar to the Company's such as Internet banks, ING Direct and Trade Bank. Although the local average saving rate of interest on five year certificates of deposit offered in the Houston, Texas region range between 0.60% and 2.20% according to bankrate.com as of the date of this Offering, many of our competing banks offer an additional inducement to investors in the form of higher yield.

Currently, interest rates appear to stay flat and we anticipate that the Company's securities may continue to be attractive to investors because of their relatively higher interest rates.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts. **The Company plans to employ various key marketing strategies to build a strong brand image for itself. We believe through to use of social media, innovative press releases, and proprietary marketing methods, Alamo Partners can become the go-to firm for luxury developments across Texas. Additionally, the Company's first development should be an excellent showcase and marketing tool in itself. The desire of Alamo Partners, LLC is to make available investment securities backed by luxury real estate assets to small time investors. These are investments that until now were available only to the ultra-affluent and/or financial institutions. Before, the only option a small investor has was to own rental property, buy fix and flip, or pay into a real estate investment club that we strongly believe does not work. Land lording involves dealing with the day to day problems of property management and maintenance, plus bookkeeping, accounting and legal considerations. Alamo Partners, LLC has the necessary knowledge and experience to remove those responsibilities and problems associated with managing real estate to make investing in it enjoyable and hassle free. We strongly believe that our competitive advantage will be a focus on luxury and state-of-the-art technology, which will come standard in every development. We intend on employing and/or contracting with social media relations firms to heavily promote our line of business, the Executives, the Company, and its' securities.**

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. **N/A**

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees. **The company currently has two employees in place, its' Executives and Managing Partners William Roberts and Brandon Jenkins. The Executive Officers are responsible for day to day operations of the Company, will regularly direct the work of its employees and has the authority to hire or fire other employees. The Company anticipates hiring a staff of 4 to 6 within the next 12 months to include: 1) VP of Finance; 2) Administrative Assistant; 3) In-house Accountant; and 4) VP of Marketing and Sales. If we are able to successfully raise capital we will be in a position where we will have the necessity to hire additional administrative staff. The Company's employees have never gone on strike. There are not any arrangements for benefits or incentives in place at this time. However, it is anticipated that there will be an employee stock option plan put into place within the next 12 months.**

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise. **The Company's principal asset is www.alamopartners.com and all intellectual property associated with the Company, its website and database. The Company does not currently lease space but plans to enter into a lease agreement conditional upon this capital raise.**

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year. **The Company's operations do depend upon proprietary information stored in its Microsoft SkyDrive and Google Drive database. The Company has secured access to the database by requiring user to have user name and password in place. The company will likely have small budget for updating some of the technical aspects of the database, website and its communicative features. It is anticipated this amount will be roughly $2,500.00. Additionally, the Company has plans in place to use Non-Disclosure Agreements with individuals or outside companies that we employ. The company's Executives have conducted their own research and development in the last fiscal year with no funds spent. However, the Company plans to fund extensive research and development if its capital raising abilities are sufficient.**

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company. **We are subject to many material regulations in developing real estate from city, county, and neighborhood entities that regulate real estate construction. We intend to thoroughly research all laws and carefully plan ahead to ensure that we follow all rules and regulations.**

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain. **The Company wholly owns Alamo G&I, L.P., which was formed to pursue a private $10,000,000 offering through Regulation D, Rule 506(b). Alamo G&I, L.P., financials are not included in this Offering Circular as has the Company has yet to commence operations. Alamo G&I, L.P., is currently in the same line of business as the Company and since it is wholly owned by the Company, it will not compete.**

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly). **The primary material event in the development of the Company was the acquisition of the www.alamopartners.com domain and corresponding database. Additionally, the Company has not undergone any type of stock split stock, dividend or recapitalization in anticipation of this offering.**

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones. **The Company's believes that reaching the following milestones will make the Company profitable. The Company will achieve the following results by engaging in selling the securities described herein and by moving forward with its business plan, relying on its expertise in the industry and generating luxury, institutional quality assets:**

Event	Expected Manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Qualification of the Offering Circular	Approval by the Securities and Exchange Commission	June 2014
Advertising of the securities for Sale	Purchasing of advertising space in local real estate and business press and social media marketing. Approximate cost of $10,000.	June 2014
Secure land rights	Funding of $150,000 total obtained	August 2014
Receive approval from local and state officials and begin development of first luxury property	Funding of $250,000 total obtained	September 2014
Raising of additional funds up to the maximum	Up to $5,000,000	October 2014
Secure additional land	Up to $5,000,000 for the purchase of land	November 2014
Begin developing multiple luxury assets	Up to $5,000,000 for luxury developments	November 2014
Complete infrastructure and sell first luxury property	Utilize strong advertising campaign to market property	April 2015

If we are unable to meet the milestones above within the stated schedule, we could experience the following consequences:

1. **Missed opportunities to promote the Company and raise funds.**
2. **Increased costs related to bookkeeping that will not be supported by revenues or investor funds.**
3. **Increased costs related to legal fees.**
4. **Missed opportunities to develop real estate assets.**
5. **Changes in the market prior to reaching certain milestones, such as improvements in the economy so that there is not enough land for us to purchase, which could lower our expected returns.**
6. **Changes in the market prior to reaching certain milestones such as not raising funds in a timely manner that could cause us to not be able to purchase certain assets.**
7. **Changes in the marketplace that could cause us to not be able to sell assets we develop at price that would be profitable.**

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12). **The probable consequences of the Company's delay in achieving the above milestones relate primarily to our ability to raise capital through this Offering. If we cannot raise the amounts above, it will be difficult for us to be profitable. However, the company does not currently have any overhead expenses. We work out of our home offices, we are not paying salaries at this time, nor does the Company have any monthly obligations, therefore, we are able to continue our capital raising efforts indefinitely.**

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? **The Company did not have profits or revenue during the last fiscal year (2013) due to its recent founding.**

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **N/A**

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. **$-0- ($-0- per share)**

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation. **Our book value per share is substantially less than this offering due to the fact we were recently formed and have no revenue.**

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) **N/A**

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: **20%**
   If the minimum is sold: **0.0%**

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

   If the maximum is sold: **25,000,000***
   If the minimum is sold: **25,000,000***

   * These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering: **The following table contains information about the estimated use of the gross proceeds of this offering assuming all the units are sold and the maximum proceeds of $5,000,000 are raised. Many of the figures represent our best estimate since we cannot precisely calculate figures.**

Estimated Use of Proceeds	Minimum Offering		Maximum Offering	
	Dollar Amount	%	Dollar Amount	%
Total Gross Proceeds	$0	0%	$5,000,000	100.00%
Less: Offering Expenses[1]	$0	0%	$10,000	0.20%
Net Proceeds	$0	0%	$4,990,000	99.80%
Legal & Accounting[2]	$0	0%	$125,000	2.50%
Working Capital[3]	$0	0%	$100,000	2.00%
Real Estate Development[4]	$0	0%	$3,500,000	70.00%
Land Purchases[5]	$0	0%	$1,200,000	24.00%
Marketing & Advertising	$0	0%	$65,000	1.30%

[1]Includes estimated offering preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering. Fees include federal and blue sky filing fees (estimated at around $1500), legal and accounting fees for preparation of this document of $7,000, and other fees such as printing and postage. The Company and Manager shall continue to bear these expenses if an adequate amount is not raised.
[2]On-going legal and accounting fees. The Company and Manager shall continue to bear these expenses if an adequate amount is not raised.
[3]The working capital reserve is for on-going operational expenses including regular bookkeeping services, office supplies, software, salaries, equipment, and office expenses.
[4]Alamo plans use the proceeds for investment to develop all types of luxury properties within the state of Texas. Such properties shall not be encumbered by loans more than 85% of the fair market value of the property as deemed appraised by the Company's Executives.

All subscription funds that are accepted shall be deposited directly into segregated bank account owned by the Company at its bank, Bank of Texas. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit C). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. While the Units are not offered on "an all or none" basis, this Offering shall terminate on the date that the maximum amount of $5,000,000 is raised, or, if an amount less than $5,000,000 is raised, upon the earlier of (1) one year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Company (the "Offering Period").

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. **There is no minimum amount that must be raised before the Company is permitted to begin using offering proceeds. Therefore, all proceeds from this Offering will be immediately available to the Company. Offering proceeds will be allocated in the following priority: (1) Legal expenses; (2) Filing Fees; (3) Accounting expenses; (4) Copying and printing costs; (5) Real Estate Development; (6) Advertising costs.**

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. **N/A**

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **N/A**

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. **N/A**

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: **N/A**

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. **N/A**

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known. **The amount of proceeds from this offering will satisfy the Company's cash requirements for the next 12 months. It will not be necessary to raise additional funds to satisfy the Company's cash requirements.**

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Class A Members' Equity: $4,500
Class B Members' Equity: $0.00
Total Capitalization: $4,500

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[**X**] Units of two or more types of securities composed of: ______________________
[ ] Other: ______________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________________

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? **N/A**

(2) What is the maturity date? **N/A**

(3) Is there a mandatory sinking fund? **N/A**

(4) Is there a trust indenture? **N/A**

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No Describe: ____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. **Our Common units are subordinate to any and all bank loans, liens, or equity that is secured by any property or interest in any real estate holding. The Company does not currently have any outstanding indebtedness, but may decide in the future to take on debt that will be senior to all Class A and B Units.**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? **$-0-**

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? **$-0-**

How much indebtedness is junior (subordinated) to the securities? **$ -0-**

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [x] No
Are securities callable? [ ] Yes [x] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **None**

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): **$-0-**

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **There are no commissioned selling agents selling securities in this offering. All offers and sales will be made by the Issuer, Alamo Partners, LLC on a "best efforts" basis. No compensation will be paid to Alamo Partners or any affiliated company or party with respect to the sale of the Units. This means that no compensation will be paid with respect to the sale of the Units to Brandon Jenkins or William Roberts. We are relying on Rule 3a4-l of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers a) if they perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither Brandon Jenkins nor William Roberts conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers. We are offering to the public 50,000 Units at $100.00 per unit in direct public offering through the Company's Executives. This offering terminates in 12 months after commencement of this offering. This is our initial public offering and no public market currently exists for our units. There is a minimum purchase amount of $10,000 per Subscriber. The Company may approve a subscription for less than $10,000. All subscription funds which are accepted will be deposited directly into Alamo Partners' corporate account at Bank of Texas. Subscriptions are irrevocable.**

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: **Brandon Jenkins and William Roberts**
25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: **N/A**

Will the certificates bear a legend notifying holders of such restrictions? **N/A**

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: **There is no minimum amount that must be raise before funds will be released.**
Escrow Agent: Bank of Texas **Address:** 555 Grand Parkway Blvd. Katy, TX 77494 **Phone:** (281) 693-8700

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: **N/A**
Will interest on proceeds during escrow period be paid to investors? **N/A**

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: **100% of the current Class A Units outstanding are owned by the Executives and are unregistered. These shares are being registered as part of this Regulation A offering and may be sold or transferred at any time after SEC qualification.**

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **N/A**

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: CEO and Managing Partner

Name: William Roberts Age: 28

Office Street Address: 7703 N. Lamar Blvd. Austin, TX 78752

Telephone No.: (512) 473-9309

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): Attended University of Oklahoma,

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

30. Chief Operating Officer: Title: CO-CEO and Managing Partner

Name: Brandon Jenkins Age: 26

Office Street Address: 703 N. Lamar Blvd. Austin, TX 78752

Telephone No.: (713) 562-5084

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): Attended University of Houston, 2010-2012

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

DIRECTORS OF THE COMPANY

33. Number of Directors: __2__ If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

Both Mr. Jenkins and Mr. Roberts have worked for and/or managed companies in the financial services industry. In 2009 Mr. Jenkins founded Ambitious Capital Investments, Inc., a private company that focuses primarily on investment banking services, capital formation and business consulting. Mr. Jenkins is a prior FINRA Series 7 & 63 Registered Representative with a strong background in securities regulation, trading and financial markets. Although his FINRA licenses are still active, he has not been with a FINRA registered broker/dealer since May 2012 and his license will expire if he does not find another FINRA registered broker/dealer before then. Both Mr. Roberts and Mr. Jenkins have extensive experience selling securities on the primary market, however, neither have worked for nor managed a real estate development company.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. **The company that Mr. Jenkins manages through Ambitious Capital Investments, Inc., has given prior consent to his involvement with other companies in the same industry.**

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. **The Company is in the development stage. However, Mr. Jenkins has significant experience in managing both start-up and development stage companies. In 2009, Mr. Jenkins founded Ambitious Capital Investments, Inc. ("Ambitious Capital") and serves as the sole shareholder and CEO where his regular course of duties involves investment banking and capital formation services for global clients.**

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. **All of the Company's key personnel are employees of the Company.**

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **N/A**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. **N/A**

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name and Address	Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Brandon Jenkins 1302 Kallie Hills Ln. Spring, TX 77386	Class A Units	Null	100,000	50%	100,000	40%
William Roberts 8600 N FM 620 Austin, TX 78726	Class A Units	Null	100,000	50%	100,000	40%

Office Street Address:
7703 N. Lamar Blvd.
Austin, TX 78752

Telephone Nos.: (713) 562 – 5084 / 512.473.9309
Principal occupation: Executives

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: **<u>200,000 Class A Units</u> (100 % of total outstanding)**

After offering: a) Assuming minimum securities sold: **<u>200,000 Class A Units</u> (100% of total outstanding)**
b) Assuming maximum securities sold: **<u>200,000 Class A Units</u> (80 % of total outstanding)**

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. **The Company has not made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives.**

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0.00	$0.00
Chief Operating Officer	$0.00	$0.00

(b) If remuneration is expected to change or has been unpaid in prior years, explain: **We intend to pay our two Executives a $50,000 annualized salary, payable monthly for full-time and ongoing services to our firm. With that said, our Executives are committed to building Alamo Partners into a profitable entity.**

Because of our small size, we do not have any Executives, Directors, key personnel or 10% stockholders other than William Roberts and Brandon Jenkins. Therefore, we do not have a Compensation Committee. Mr. Jenkins and Mr. Roberts may set their own compensation as officers of the company which will be dependent upon future revenue if

any.

(c) If any employment agreements exist or are contemplated, describe: **N/A**

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **-0- shares (0 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities)** . Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: **N/A**

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: **-0- shares.**

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **All future stock purchase agreements, stock options warrants or rights must be approved by shareholders in accordance with the Company's operating agreement.**

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: **The Company is highly dependent upon its Executives Brandon Jenkins and William Roberts. Mr. Jenkins and Mr. Roberts both have vested interests in seeing the Company succeed as they have expended great deal of time, energy and capital to see that the Company succeeds. The Company has issued Mr. Jenkins and Mr. Roberts's units in order assure their continued devotion to the Company. Both Executives are highly involved and are taking realistic steps for the Company to be successful.**

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. **The Company is not party to any legal proceeding, nor have any judgments been taken nor have any actions been filed or threatened against it or its Officers or Directors in their capacities as such nor are the Officers and Directors aware of any such claims that could give rise to such proceedings.**

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. **N/A**

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **N/A**

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. **See PART F/S pg. 25**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. **The Company has experienced losses since its inception and is a going concern. Although management believes its' business plans and model can be profitable, there is no reassurance or**

promise that such will happen. The Company is taking reasonable and legal steps to attain financing for its business plans and strongly believes it can put investor capital into high quality and profitable luxury real estate assets. Management believes that the actions presently being taken to further implement its business plan will enable the Company to continue as a going concern. While the Company believes in the viability to raise additional funds, there can be no assurances that our securities offerings will be sufficient for us to become profitable. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and generate funds.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. **The Company believes that the luxury real estate market is untapped and that there are no key players developing high quality, luxury real estate assets. This unique opportunity has**

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: **N/A%.** What is the anticipated gross margin for next year of operations? **Approximately 18.00%.** If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. **Our gross margin may be higher or lower depending upon costs associated with real estate development. If costs of our raw materials or contract labor rise, our margins may fall.**

50. Foreign sales as a percent of total sales for last fiscal year: **-0-%.** Domestic government sales as a percent of total domestic sales for last fiscal year: **-0- %.** Explain the nature of these sales, including any anticipated changes: **N/A**

Part F/S

FINANCIAL STATEMENTS

ALAMO PARTNERS, LLC Balance Sheet (Unaudited) As of February 28, 2014		
ASSETS		
Current Assets:		
Pre-paid Expense	$4,500	
Total Current Assets		$4,500
Intangible Assets:		
Syndication Costs	$10,000	
Total Intangible Assets		$10,000
TOTAL ASSETS		$14,500
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Syndication Cost Payable	$10,000	
TOTAL CURRENT LIABILITIES		$10,000
MEMBERS' EQUITY		
Class A Member Contributions	$4,500	
Total Members' Equity		$4,500
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		$14,500

ALAMO PARTNERS, LLC Statement of Cash Flow (Unaudited) February 28, 2014	
Cash Flows from Operating Activities:	
Net Loss	$ (4,500)
Adjustments to reconcile net income to Net Cash (used in) operating activities: (Increase) decrease in prepaid expenses	$ (4,500)
Net Cash (used in) operating activities	$ (4,500)
Financing Activities: Increase (decrease) in contributed equity	$ 4,500
Net Cash From/(used by) financing activities	$ 4,500
Net Increase in Cash	$ (4,500)
Cash-December 31, 2013	$ -
Cash-February 28, 2013	$ (4,500)

ALAMO PARTNERS, LLC Statement of Operations (Unaudited) For the Period Ended February 28, 2013		
Revenue		$0
Operating Expenses:		
Organizational Costs	$ 4,500	
Total Operating Expenses		$ 4,500
Net Loss		$ (4,500)

ALAMO PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
February 28, 2013

NOTE 1. ORGANIZATION

Alamo Partners, LLC, Wyoming limited liability company (the Company) was formed September 13, 2013. The sole purpose of the company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Texas (the Property). The Company plans to develop the Property with a Developer and sell through its Real Estate connections.

On November 26, 2013, the Company issued its sole Members, William Roberts and Brandon Jenkins, 200,000 Class A Units for their contribution, know-how, connections, and ability to source this deal to acquire 100.00% of the ownership interests (voting). The Company has obtained no other capital.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (the Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of Alamo Partners, LLC were prepared using the accrual basis of accounting. This basis of accounting recognizes revenue when earned and expenses when incurred, which conforms to accounting principles generally accepted in the United States of America.

Deferred Syndication Costs

The Costs incurred pursuant to raising additional capital through a Regulation A offering under the Securities Act of 1933 have been deferred. Upon completion of the offering all syndication costs will be deducted from the proceeds received.

Income Taxes

The Company as elected to be treated as pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as pass-through entity is based on its legal status as Limited Liability Company. Accordingly, the Company is not required to take any positions in order to qualify as pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other authorities. Accordingly, these financial statements do not reflect provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on February 28, 2014.

Alamo Partners, LLC

By: ______________________
Name: Brandon Jenkins
Title: Managing Partner

By: ______________________
Name: William Roberts
Title: Managing Partner

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit A – Wyoming Limited Liability Company Certificate of Good Standing

Exhibit B – Limited Liability Company Operating Agreement

Exhibit C – Subscription Agreement

Exhibit D – Opinion re legality

Exhibit E – Sales Material

Exhibit A

Wyoming Limited Liability Company Certificate of Good Standing

STATE OF WYOMING • SECRETARY OF STATE
MAX MAXFIELD
BUSINESS DIVISION

200 West 24th Street, Cheyenne, WY 82002-0200
Phone 307-777-7311 · Fax 307-777-5339
Website: http://soswy.state.wy.us · Email: business@wyo.gov

Filing Information

⚠ **Please note that this form CANNOT be submitted in place of your Annual Report.**

Name	**ALAMO PARTNERS LLC**		
Filing ID	**2013-000648659**		
Type	Limited Liability Company	Status	Active

General Information

Old Name		Sub Status	Current
Fictitious Name		Standing - Tax	Good
		Standing - RA	Good
Sub Type		Standing - Other	Good
Formed in	Wyoming	Filing Date	08/13/2013 4:12 PM
Term of Duration	Perpetual	Delayed Effective Date	
		Inactive Date	

Principal Address

7703 N Lamar
Austin, TX 78752

Mailing Address

7703 N Lamar
Austin, TX 78752

Registered Agent Address

29DollarAgent.com, Inc.
109 E 17th St Ste 4
Cheyenne, WY 82001

Parties

Type	Name / Organization / Address
Organizer	William Roberts

Notes

Date	Recorded By	Note

EXHIBIT B

OPERATING AGREEMENT

OF

ALAMO PARTNERS, LLC

A Wyoming Limited Liability Company

February 28, 2013

PROSPECTVES INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX, OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMNT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT.

OPERATING AGREEMENT

OF

ALAMO PARTNERS, LLC

This Operating Agreement (this "Agreement") is entered into as of February 28, 2014 (the "Effective Date"), and is executed by the Class A Member (defined below) and is intended to be binding upon all person(s) designated as members of the Company on the books and records of the Company, as amended from time to time (collectively, the "Members"). Capitalized terms are defined in Section 1 of this Agreement, or where such terms appear herein, or both.

Explanatory Statement

A. Alamo Partners, LLC Wyoming limited liability company (the "Company") was formed September 13, 2013, pursuant to the Articles of Organization filed with the Secretary of State of the State of Wyoming.

B. The Members now wish to adopt this Agreement to set forth the terms and conditions by which the Company will be governed.

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1
Defined Terms

The following capitalized terms shall have the meanings specified in this Section 1: Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

1.01. "Act" means the Wyoming Limited Liability Company Act and any successor statute as amended from time to time.

1.02. "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect adjustments:

(i) The deficit shall be decreased by the amounts which the Member is obligated to restore pursuant to Section 4.4.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-1 (b)(2)(ii)(c); and

(ii) The deficit shall be increased by the items described in Regulation Sections 1.704-(1)(b)(2)(ii)(d)(4),(5), and (6).

1.03. "Adjusted Capital Balance" means, as of any day, Member's total Capital Contributions less all amounts actually distributed to the Member pursuant to Section 4.1(c) below. If any Membership Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Account Balance of the transferor to the extent the Adjusted Capital Balance relates to the Membership Unit transferred.

1.04. "Affiliate" means with respect to any Person, any Person: (i) which owns more than twenty percent (20%) of the voting interests in the Company; or (ii) in which the Person owns more than twenty percent (20%) of the voting interests; or (iii) in which more than twenty percent (20%) of the voting interests are owned by person who has relationship with the person described in clause (i) or (ii) above.

1.05. "Agreement" is defined in the preamble.

1.06. "Approved Transfer of the Company" is defined in Section 6.5.

1.07. "Capital Account" means the account maintained by the Company for each Member in accordance with the following provisions:

(i) A Member's Capital Account shall be credited with the member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by the Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Members pursuant to the provisions of Section 4 (other than Section 4.3.3); and

(ii) A Member's Capital Account shall be debited with the amount of money and fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section 4 (other than Section 4.3.3).

If any Membership Unit is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Unit. If the book value of the Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company has recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Account of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b) and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

1.08. "Capital Contributions" means the total amount of cash and the fair market value of any other assets contributed to the Company by a Member, net of liabilities assumed or to which the assets are subject.

1.09. "Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), but less cash funds used to pay current operating expenses (including fees paid to any Parent and Managing Company pursuant to Section 5.5.1) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Managing Company; and in connection with the sale, conveyance, assignment or transfer of the Company or any of
its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

1.10. "Certificate of Formation" means the Certificate of Formation of the Company which has been filed with the Secretary of the State of Wyoming as amended from time to time.

1.11. "Class A Interest" refers to the membership interest of the Class A Members in the Company, including the Percentage Interest, Financial Rights, and Membership Rights applicable thereto.

1.12. "Class A Members" means the Persons identified as such on the books and records of the Company, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class A Member pursuant to the terms hereof.

1.13. "Class A Membership Units" refers to the units of interest in the Company held by the Class A Members, up to an aggregate number of units of interest equal to 80% Percentage Interest as diluted by the sale of Class B Membership Units.

1.14. "Class B Interest" refers to the membership interest of the Class B Members in the Company, including the Percentage Interest, Financial Rights, and Membership Rights applicable thereto.

1.15. "Class B Members" means the Persons identified as such on the books and records of the Company, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class B Member pursuant to the terms hereof.

1.16. "Class B Membership Units" refers to the units of interest in the Company held by the Class B Members, each equal to a 0.0004% Percentage Interest, up to an aggregate number of units of interest equal to a 20% Percentage Interest.

1.17. "Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

1.18. "Company" is defined in the preamble.

1.19. "Financial Rights" means a Person's rights to share in Profits and Losses of, and distributions from the Company.

1.20. "Governance Rights" means all of Person's rights as Member of the Company other than Financial Rights and the right to assign Financial Rights.

1.21. "Investor" means any Person who purchases a Class B Membership Unit(s).

1.22. "Manager" means each Person who is listed as manager of the Company, and/or its Affiliates, in this Agreement, or who becomes a substituted manager of the Company as herein provided and who is listed as manager in the books and records of the Company.

1.23. "Member(s)" means each Person who is entering into this Agreement and is listed as Member on the books and records of the Company, including the Series A Common Members and any Person who subsequently is admitted as a Member of the Company.

1.24. "Membership Rights" means all of the rights of Member in the Company, namely, a Member's Financial Rights and Governance Rights, including a Member's: (i) Membership Unit; (ii) right to inspect the Company's books and records; and (iii) unless otherwise limited by this Agreement, right to participate in the management of and vote on matters coming before the Company.

1.25. "Membership Units" means, collectively, the Series A Common Membership Units.

1.26. "Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b).

1.27. "Negative Capital Account" means Capital Account with balance of less than zero.

1.28. "Percentage Interest" means, as to a Member, the percentage set forth after the Member's name on the books and records of the Company, as amended from time to time and as adjusted from time to time in accordance with Section 6 and in accordance with the acceptance by the Company of any Subscription Agreement, representing each Member's share of the Profits and Losses of, and the right to receive distributions from the Company.

1.29. "Person" means natural person (age 18 or older), partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual in its own or any representative capacity.

1.30. "Positive Capital Account" means Capital account with balance greater than zero.

1.31. "Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit and Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a) with the following adjustments:
(i) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;
(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;
(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;
(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal tax purposes;
(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and
(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

1.32. "Property" means any real property and the improvements thereon owned or to be owned by the Company.

1.33. "Regulation" means the income tax regulations including any temporary regulations from time to time promulgated under the Code.

1.34. "Repurchase Notice" is defined in Section 6.6.2.

1.35. "Repurchase Price" is defined in Section 6.7.1.

1.36. "Repurchase Right" is defined in Section 6.6.1.

1.37. "State" means the State of Wyoming.

1.38. "Subscription Agreement" means any agreement between the Company and an Investor, by which such Investor subscribes for Series A Common Membership Units.

1.39. "Transfer" means, when used as noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

1.40. "Unit(s)" means, stock, share, interest, or right.

Section 2
Organization

2.1. Formation. The Members hereto hereby authorize and ratify the formation of the Company as limited liability company pursuant to the Act and have caused Certificate of Formation to be prepared executed and filed with the State on or about September 2013.

2.2. Name of the Company. The name of the Company is "Alamo Partners, LLC."

2.3. Purpose and Powers of the Company.

2.3.1. The purpose of the Company is to acquire, own, hold, develop, build, construct, renovate, redevelop, lease, manage, operate, mortgage, sell and otherwise dispose of certain real estate located in Texas, directly or indirectly and to engage in any lawful activity as is permitted under the Act. Without written consent of 100% of the Class A Members, the Company shall not engage in any business other than the development, construction, ownership, renovation, redevelopment, management, and operation of the Property.

2.3.2. The Company shall have and may exercise all powers necessary or convenient to effect any or all of the purposes for which the Company is formed, including the power to acquire an estate or interest in property in its name.

2.4. Term. The term of the Company began upon acceptance of the Certificate of Formation by the State and shall be perpetual; unless its existence is terminate sooner pursuant to Section 7 of this Agreement.

2.5. Registered Office and Registered Agent. The name and address of the Company's registered agent in the State is 29DollarAgent.com, Inc. The principal business office of the Registered Agent is located at 109 E 17th Street, Ste. 4, Cheyenne, WY 82001. The principal business office of the Company is 7703 N. Lamar Austin, TX 78752.

2.6. Members. The name, series, number of units, and Percentage of each Member are set forth on the books and records of the Company, as amended from time to time.

Section 3
Members; Capital; Capital Accounts; Guarantees

3.1. Capital Contributions.

3.1.1. Initial Capital Contributions. Upon the execution of this Agreement, the Members shall contribute to the Company cash in the amounts respectively set forth on the books and records of the Company.

3.2. Additional Funds.

3.2.1. No Additional Capital Contributions Required. Except as set forth in section 3.2.2 below, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.2.2. Procuring Additional Funds. In the event the Company needs additional funds, the Company shall first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties on such terms and conditions and with such security as the Company may deem appropriate. In the event that all required additional capital is not obtained by the Company as aforesaid, it may then accept loans from any willing Members. Such capital shall be deemed loan from the contributing Member(s) and bear interest at fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing Member(s) from available distributions of Cash Flow. The foregoing provisions of this Section are not intended to be for the benefit of any creditor or other person (other than Member in his capacity as Member) to whom an debts liabilities or obligations are owed by (or who otherwise have any claim against) the Company or any of the Members, and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability, or obligation against the Company or any of the Members. Further, in the event the Company is unable to borrow such funds in the Company's name by either method above, the Company's owners (Brandon Jenkins & William Roberts) may execute personal guarantee in order to obtain the aforesaid loan in the Company's name. In return for granting such personal guarantee, the obtained loan will be treated as loan in accordance with the terms above, with the difference in interest being granted to such Member(s) as consideration for execution of the personal guarantee. Lastly, in the event that all required additional capital is not obtained by the Company pursuant to the foregoing provisions, and in the event the lack of funds threatens viability of the Company, the Company agrees that it will promptly commence to market any and all Property for sale.

3.3. Interest on Capital Contributions. No interest shall be paid on Capital Contributions.

3.4. Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any Capital Contribution. Upon the complete sale of the Property, all Members shall have the right to receive return.

3.5. Form of Distribution. If Member is entitled to receive distribution, the Company may distribute cash, notes, property or any combination thereof to the Member.

3.6. Capital Accounts. A separate Capital Account shall be maintained for each Member.

3.7. Loans. Any Member may, at any time, make or cause loan to be made to the Company in any amount which the Company and the

Member agree on. Any such loan shall bear interest at the rate as described in Section 3.2.2.

Section 4
Profit, Loss and Distributions

4.1. Cash Flow. From time to time, and at the sole discretion of the Managing Company, Cash Flow shall be distributed and applied by the Company in the following order of priority:

(a) To the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Member; then

(b) To the payment, on pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any Member; then

(c) To the Members in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full; and finally

(d) To the Members on pari passu basis in proportion to their Percentage Interest.

4.2. Allocation of Profit or Loss. After giving effect to the allocations and/or adjustments required by Section 4.3 hereof, Profits and Losses for any fiscal year shall be allocated as follows:

(a) Profits shall be allocated: (i) first, to each Member which has previously been allocated Losses pursuant to Section 4.2(b), below, which have not been fully offset by allocations of Profits pursuant to this Section 4.2(a)(i) ("Unrecovered Losses") until the cumulative amount of Profits allocated to each such Member pursuant to this Section 4.2(a)(i) is equal to the cumulative amount of Losses which have been allocated to such Member pursuant to Section 4.2(b), below, it being understood that Profits allocated pursuant to this subsection (i) shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Members proportionate with the cumulative amount distributed to such Member pursuant to Section 4.1(c), above, and (iii) third, to the Members in accordance with Section 4.1(d) above.

(b) Losses shall be allocated to the Members (i) first, in accordance with their positive Capital Account balances, on a pro-rata basis until such accounts are reduced to Zero, and (ii) thereafter in accordance with their Percentages.

(c) Notwithstanding Section 4.2(b) hereof and after application of Treasury Regulation Section 1.704-1(b)(2)(ii)(d), until the terms of the following sentence are satisfied, no such Loses shall be allocated to Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any Losses not allocated to a Member due to the foregoing limitation instead shall be allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero.

4.3. Regulatory Allocations:

4.3.1. Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of pro-rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in the proportions required to eliminate the excess as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2. Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2),(3) and (4), if, during any taxable year, there is net decrease in the Minimum Gain, each Member, prior to any other allocation pursuant to this Section 4, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from pro-rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.3.3. Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members to as to take account for any variation between the adjusted basis of the property to the Company for federal tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.4. Liquidation and Dissolution.

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Members in accordance with the terms of Section 4.1 (subject to the effect of Section 4.2 above).

4.4.2. No Member shall be obligated to restore Negative Capital Account.

4.5. General.

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Company.

4.5.2. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their then current book value (as reflected on the books and records of the Company), and any Member entitled to any interest in those assets shall receive that interest as tenant-in-common with all other Members so entitled.

4.5.3. All Profits and Losses shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit or Loss shall be allocated between the original Member and the successor on the basis of the number of days each was Member during the taxable year, provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.5.4. The Members are hereby authorized to amend this Section to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

Section 5
Management Rights Powers and Duties

5.1. Management.

5.1.1. Management. Except as otherwise provided herein, all powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by two (2) Managers (who may, but need not, be Members), who shall be selected by the Class A Members. The Class A Members hereby appoint the Class A Member(s), Brandon Jenkins and William Roberts, as the initial Manager(s) of the Company. The Members agree that the Managers shall have the right and power to run the day-to-day and other affairs of the Company and to act as agents for and on behalf of the Company, with power to bind it. Every reference in this Agreement to the Managers shall mean and refer to any Person appointed Manager hereunder. Without limiting the generality of the authority granted to the Managers hereunder, the Managers shall be, and hereby are fully authorized to take any or all of the following actions without the consent of any Member:

(i) To borrow money for the Company from any Person;

(ii) To create liens or encumbrances on all or any part of the Company's assets in order to secure loans or advances to the Company or any Person in which the Company has direct or indirect interest, or any obligation of the Company or any Person in which the Company has direct or indirect interest, or for any other Company purpose;

(iii) To execute and deliver for the Company agreements and other instruments (including, without limitation, instruments creating liens and/or encumbrances on Company assets for any purpose authorized by clause (ii)), in connection with loans or the Transfer of property to any Person;

(iv) To guarantee the obligations of any Person;

(v) To acquire, develop or construct, either directly or indirectly, real property and tangible and intangible personal property and to Transfer to any Person including any Member or Affiliate all, substantially all, or any part of the property of the Company or any Person in which the Company has direct or indirect interest;

(vi) To collect all income of the Company and to satisfy all obligations of the Company, including without limitation expenses of the Manager and indemnification obligations arising under this Agreement;

(vii) To prepare and file all tax returns for the Company (but without any obligation hereunder to prepare or file the tax returns or other reports of the Members);

(viii) To make all tax elections for the Company, including, without limitation, elections under Section 83 of the Code or any special basis adjustments under Section 754 of the Code (provided that the Member requesting any Section 754 election must agree to reimburse the Company for any costs incurred by the Company in making the election or in maintaining or preparing any additional records or reports in connection with the Section 754 election);

(ix) To prosecute, defend and settle legal, arbitration or administrative proceedings on behalf of or against the Company or, to the extent relating to the Company, any of its Members;

(x) To manage, maintain and operate the assets of the Company including, without limitation, entering into or modifying any management agreement with any Person for the management of any of the Company's properties;

(xi) To enter into leases, licenses and/or other agreements of every kind and nature in relation to the operation of the Property, and, in connection therewith to execute and deliver lease agreements, license agreements, work agreements, assignments and other legal documentation of whatever type of nature;

(xii) To sell, pledge, hypothecate or otherwise Transfer all or any portion of the Property, and, in connection therewith, to execute and deliver deeds, assignments and other conveyancing or transfer documentation of whatever type of nature;

(xiii) To employ one or more Persons (including without limitation any Member or any Member, shareholder, officer, director, agent or advisor of any Member or Affiliate) in connection with the business of the Company;

(xiv) To establish arrangements for the deposit of monies received on behalf of the Company in accordance with Section 4.11 and to disburse all funds on deposit on behalf of the Company in amounts and at times as required in connection with the business of the Company;

(xv) To procure and maintain insurance against risks and in amounts determined to be appropriate by the Manager, including without limitation, errors and omissions or other insurance under which any Member and its Members, shareholders, officers, directors, agents and Affiliates are beneficiaries;

(xvi) To do or cause to be done any action referred to in this Agreement through any Person, including, without limitation, any subsidiary, designated by the Manager;

(xvii) To approve any sale, transfer, pledge or hypothecation of all or part of any Member's Member Interests in the Company, except for specific Transfers permitted under the express terms of this Agreement without such approval; and

(xviii) To do or cause to be done any other act which the Managing Member considers to be appropriate to carry out any of its powers or in furtherance of the purposes or character of the Company. Notwithstanding any provision of this Agreement to the contrary, the signed statement of the Manager reciting the authority of the Manager for any action, as to any third Person, will be conclusive evidence of the authority of the Manager to take that action. Although the same shall not be required in order to establish the Manager's authority to take actions and bind the Company as provided for herein, each Member will promptly execute instruments determined by the Manager to be necessary or appropriate to evidence the authority of the Manager to consummate any transaction permitted by this Agreement.

5.1.2. The Class A Members (Managers), Brandon Jenkins and William Roberts, retain control over the intellectual property of www.alamopartners.com (the "Website") and retain control over effectuating distributions through the website portal as they are so allocated by the Manager. Furthermore, Company retains in its sole discretion the option of either developing or licensing trading platform (the "Trading Platform") for the Units being offered in this Company. If the Company elects to develop the Trading Platform, it will do so in accordance with Broker-Dealer licensing and Regulation ATS.

5.1.3. A Manager may be removed from office, and a new Manager may be elected or appointed, solely by the Class A Member.

5.2. Voting by Members.

5.2.1. The Class B Members shall not have voting rights or Governance Rights under this Agreement. As respects the Members, all voting rights and Governance Rights of the Members shall be held solely by the Class A Members. Whenever this Agreement or the Act calls for or requires vote of the Members of the Company, such vote shall in all cases mean and refer to the vote of the Class A Member.

5.2.2. In lieu of holding a meeting, the Class A Member may vote or otherwise take action by written instrument indicating the consent of Class A Member. Copies of this written instrument shall be kept with the Company books and records.

5.2.3. If the Manager determines that it is in the interest of the Company to establish and issue Class C Membership Units, the Manager shall have the right to do so, and nothing herein set forth shall be construed to limit the Manager's right to provide (or not to provide) approval rights, voting rights and/or Governance Rights as part of any Class C Membership Units that are different from, more extensive than, or less extensive than, the approval rights, voting rights and/or Governance Rights if any, applicable to the Class B Membership Units. Without limiting the foregoing, amendments to the applicable provisions of this Agreement in order to establish or provide for such rights, and/or any other Membership Rights applicable to the Class C Membership Units, shall be permitted without requirement that any then applicable Investor Members consent to or execute the effectuating amendment (and the power of attorney granted pursuant to Section 5.6.1(i), below, shall be deemed to apply to any such amendment.)

5.3. Personal Services. No Member shall be required to perform services for the Company solely by virtue of being Member. Unless approved by the Manager, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purpose thereof, however, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4. Duties of Parties.

5.4.1. Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.4.2. Except as otherwise expressly provided in Section 5.4.3, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of the Members' respective Affiliates) to maintain, expand or diversify such other interest and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertaking shall be at arm's length and on commercially reasonable terms.

5.5. Affiliate Services.

5.5.1. The Manager will be entitled to receive fees from the Company, as expenses of the Company in connection with the performance of its management obligations hereunder. From and after the Effective Date of this Agreement, fees have accrued and been paid or will accrue and be payable, to Manager in accordance with the following fee schedule:

(i) Sale of the Property: 1% of the sales price of the Property;

(ii) Development of the Property: 1% of total development costs, including the acquisition of the property;

(iii) Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of renewal term;

(iv) Asset Management: 1% of any cash investment in the Property per year;

(v) Financing: 1% of the amount of any financing of the Property;

(vi) Guarantee Fee (Recourse): (A) 1% of the principal amount of any recourse loan, and (B) 1% of the full loan amount; and

(vii) Guarantee Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan.

5.5.2. The Company has engaged its' website, www.alamopartners.com, as its (i) online platform for securities offerings; (ii) coordinator and developer of the Offering as a whole including the production of the offering materials; and (iii) coordinator and platform for making any such distributions as allocated by the Manager. Alamo Partners, LLC may receive commercially reasonable fees from the Company in connection with any such offerings.

5.6. Liability and Indemnification.

5.6.1. No Member or Manager shall have any personal obligation for any debts, obligations or liabilities of the Company, whether such debts, obligations or liabilities arise in contract, tort or otherwise, solely by reason of being member, manager, employee, or agent of the Company. A Member shall not be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if the Member engaged in gross misconduct, fraud, or criminal activity.

5.6.2. The Company shall indemnify each Member to the fullest extent permitted by the Act for any act performed by the Member with respect to Company matters, except in the case of action or failure to act by Member which constitutes gross misconduct, fraud, or criminal activity.

5.6.3. The Manager shall be required to discharge its duties under this Agreement in accordance only with its good faith, business judgment. The Manager makes no representation or warranty, and there is no guarantee, that the Company will be financially successful or that its securities will increase in value or maintain their value. Furthermore, there is no guaranteed distribution or rate of return and no guarantee as to the existence or amount of any earnings from the Company's investments or any proceeds that may be obtained on disposition thereof. The Manager shall not be liable to the Company or any Members for, and the Company and each Member hereby waive any and all claims that may arise from, any act or failure to act of the Manager if such act or failure to act is based upon the good faith business judgment of the Manager, except if the Manager engaged in fraud or gross negligence. It is the intent of the parties that this Section shall be binding to the maximum extent permitted by law.

5.7. Power of Attorney.

5.7.1. Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Members name, place and stead, to make, execute, sign, acknowledge, and file:

(i) All documents (including amendments to the Certificate of Formation and to this Agreement and the books and records of the Company) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement (provided that, except with respect to modification to this Agreement required pursuant to Section 6.4 below, the same does not materially and adversely affect (1) the rights and obligations of the Members or (2) the economic terms of this Agreement);

(ii) Any and all other certificates or other instruments required to be filed by the Company under the laws of the State or of any other state or jurisdiction, including, without limitation, any certificate or other instrument necessary in order for the Company to continue to qualify as limited liability company under the laws of the State;

(iii) One or more fictitious or trade name certificates; and

(iv) All documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation.

5.7.2. The foregoing power of attorney is irrevocable and is coupled with an interest, and, shall survive the death or disability of Member to the extent permitted by applicable law. It also shall survive the transfer of a Membership Unit, except that if the transferee is approved for admission as Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good-faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good-faith under this power of attorney.

5.8. Waiver of Fiduciary Duties This Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members of their respective Affiliates. Further, the Members hereby waive to the extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement.

Section 6
Transfer of Membership Units and Withdrawals of Members

6.1. Transfers.

6.1.1. No Member may Transfer all, or any portion of or any interest or rights in, the Membership Rights owned by the Member, and no Member may Transfer all, or any portion of, or any interest or rights in, any Membership Unit, except to (a) an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to trust for the benefit of any such immediate family member, or beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under Section 6.3 below, to person or entity that is not a Member (collectively, "Transferees")

6.1.2. The Transfer of any Membership Right or Membership Unit to Transferee will not be valid until the transferor and Transferee have executed and acknowledged such other instruments as the Manager may deem necessary or advisable to effect the admission of such Transferee as Member in accordance with the provisions of applicable law, including without limitation, the written acceptance and adoption by such person of the provisions of this Agreement.

6.1.3. Any Transfer of any Membership Rights or Membership Units in violation of this Agreement shall be deemed invalid and void and of no force or effect.
6.1.4. Any person to whom Membership Rights are attempted to be transferred in violation of this Agreement shall not be entitled to receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.1.5. In each attempt to transfer any Membership Rights or Membership Units, the Class A Members (William Roberts and Brandon Jenkins) will have the "First Right of Refusal". That is, the Managers can elect to purchase the Membership Rights or Membership Units at their fair market value, or any other agreed upon price, whichever is lower. To do so, they must exercise their Right of First Refusal within thirty (30) days of receipt of the proposed sale. If the Right of First Refusal is exercised and no agreement can be reached for price then it is within the sole discretion of the Managers whether to pursue the Right of First Refusal any further. In the event that either the Managers choose to pursue the Right of First Refusal, then such fair market value will be determined by an outside third party appraiser as chosen by the Manager. If the Member is unsatisfied with the outside third party appraiser valuation, the Member may elect to undertake his or her own appraisal of the Membership Units/Membership Rights at his or her own cost. However, the Company will not be bound to accept such valuation and may elect to forgo the Right of First Refusal.

6.1.6. The provisions of Section 6.1.5 do not create any obligation on the part of the Company or its' Managers to elect to enforce the Right of First Refusal. The option to elect this Right of First Refusal is within the sole discretion of Company and its Managers.

6.1.7. Each Member hereby acknowledges the reasonableness of these prohibitions and terms in view of the purposes of the Company and the relationship of the Members.

6.2. Resignation. No Member shall have the right or power to resign from the Company without consent of the Manager.

6.3. Dissolution, Death or Disability. Upon the dissolution, death, or permanent total disability of a Member, (a) the Company shall not dissolve, and (b) the estate or legal representative of a deceased or disabled Member or his designated heir(s) or the successor of a dissolved Member, shall thereupon become a Member in accordance with Section 6.1.2 above. In the event of such dissolution, death, or disability of Member, the successor Member(s), if any, in addition to the other Members of the Company, shall have the right to receive all dissolution proceeds otherwise distributable to the affected Member pursuant to Section 4.4 above and 7.1 below.

6.4. Dilution for New Members. Following the completion of the Offering of Class B Membership Units, in the event the Manager elects to admit new Person as new Member in the Company, the Percentage Interest of all of the Class A Member and the Class B Members shall be diluted on pro-rata basis in order to provide Percentage Interests to the new Member; provided that the Percentage Interest of the Class A Member shall never be diluted below one percent (1%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit Person as new Member in the Company.

6.5. Drag Along Rights. In the event the Manager approves Transfer by assignment of all of the Membership Units of the Company to third Person, or by merger, consolidation and/or reorganization with such third Person (in lieu of sale of all or substantially all of the assets of the Company), and in connection therewith it is determined by the Manager that the Transfer is fair from financial point of view to the Members (an "Approved Transfer of the Company") the Members shall consent to and raise no objections to the Approved Transfer of the Company and (i) if the Approved Transfer of the Company is structured as sale of Membership Units the Members shall agree to sell all of their Membership Units on the terms and conditions approved by the Manager, and (ii) if the Approved Transfer of the Company is structured as merger, consolidation or other reorganization, the Members shall vote in favor thereof (to the extent they are entitled to vote) and shall not exercise any dissenters' rights of appraisal they may have under Virginia law. The Class B Members further acknowledge and agree that they do not have consent or approval rights over any sale of all or substantially all of the assets of the Company, including any Terminating Capital Transaction (and each Class B Member shall be deemed to have agreed not to exercise any dissenters' rights of appraisal they may have under Wyoming law in relation thereto). Each Member shall use his/her/its best efforts to cooperate in the Approved Transfer of the Company and shall take any and all necessary and desirable actions in connection with the consummation of the Approved Transfer of the Company as are reasonably requested by the Manager, including, but not limited to, the provision of reasonable and customary representations and warranties; provided, however, that no Member shall be required to incur any out-of-pocket expenses in connection with such Approved Transfer of the Company which are not reimbursed by the Company; and provided further that no Member shall be required to make any representations and warranties in connection with any Approved Transfer other than representations and warranties as to (A) such Member's ownership of his/her/its Membership Unit(s) to be Transferred free and clear of all liens or other encumbrances and (B) such Member's power and authority to effect such Approved Transfer. The obligations of each Member with respect to the Approved Transfer of the Company are also subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Transfer of the Company, all of the Members shall receive the same form and amount of consideration for the Membership Unit(s) as all other holders of the same class of Membership Unit but taking into consideration the manner in which the Company distributes Cash Flow and assets as set forth in Sections 4.1 and 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to such Approved Transfer of the Company and the amount such Member would receive if the resulting net proceeds were distributed to all of the Members), and (ii) the price per Membership Unit shall be payable in cash or freely tradable securities.

6.6. Company Repurchase Option.

6.6.1. At any time, the Manager may, in its sole discretion, cause the Company to repurchase all, but not less than all, of the Class B Membership Units held by the Members (the "Repurchase Right") at the Repurchase Price determined pursuant to Section 6.7.

6.6.2. In the event that the Manager determines to cause the Company to exercise its Repurchase Right, the Company shall, within fifteen (15) business days of such determination, send written notice (the "Repurchase Notice") to the Members stating (i) that the Company is exercising its Repurchase Right, and (ii) the identity of the appraiser engaged by the Company to determine the Repurchase Price pursuant to Section 6.7.

6.6.3. The Repurchase Price shall be payable in four (4), equal consecutive quarterly installments by the Company to the Members, with the first quarterly payment becoming due ninety (90) days following the date on which the Company sends the Repurchase Notice to the Members.

6.7. General Repurchase Price.

6.7.1. As to each Member, the "Repurchase Price" shall mean the "fair market value" of the Company multiplied by a fraction, the numerator of which shall be the Membership Units in the Company owned and to be sold by the Member, and the denominator of which shall be the total Membership Units in the Company issued and outstanding and owned by all of the Members, taking into consideration the manner in which the Company makes distributions pursuant to Section 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to the "fair market value" of the Company and the amount such Member would receive).

6.7.2. The Manager, in its sole discretion, shall appoint an appraiser to determine the "fair market value" of the Company, which shall be final and binding on all parties. Any appraiser appointed shall (i) have not less than ten 10 years' experience appraising companies owning property similar to the Property, (ii) be recognized MAT appraisal company consulting firm, investment banking firm, accounting firm, or bank, and (iii) have no prior professional relationship with the Company, the Manager, or their respective Affiliates. The fees and other costs of the appraiser shall be borne by the Company. The Company shall provide the appraiser with full access to financial and other data, all of which the appraiser shall hold in confidence to the extent reasonably requested by the Company.

6.7.3. All appraisals required by this Section 6.7 shall be prepared and submitted to the Members within seventy-five (75) days after the appraiser is engaged.

6.8. Personal Conduct Repurchase Option.

6.8.1. In the event that a Class B Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in way that reflects poorly upon the Company, as determined by the Manager in its sole discretion, the Manager may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Class B Member.

6.8.2. In the event that the Manager determines to cause the Company to repurchase Membership Units pursuant to this Section 6.8, the Company shall, within fifteen (15) business days of such determination, send written notice to the appropriate Class B Member stating that the Company is exercising its right to repurchase the Class B Member's Membership Units pursuant to Section 6.8 of this Agreement.

6.8.3. As to any repurchase by the Company pursuant to this Section 6.8, the price paid to the Class B Member shall be equal to the book value of each Membership Unit. Any purchase price paid pursuant to this Section 6.8 shall be delivered to the appropriate Class

B Member within 15 business days of receiving the notice specified in Section 6.8.2 above.

6.9. Litigation Repurchase Option.

6.9.1. In the event that a Class B Member brings any suit, legal action or proceeding involving any dispute against the Company, the Manager, in its sole discretion, may cause the Company to repurchase all, but not less than all of the Membership Units held by such Class B Member.

6.9.2. In the event that the Manager determines to cause the Company to repurchase Membership Units pursuant to this Section 6.9, the Company shall, within fifteen (15) business days of such determination, send written notice to the appropriate Class B Member stating that the Company is exercising its right to repurchase the Class B Member's Membership Units pursuant to Section 6.9 of this Agreement.

6.9.3. As to any repurchase by the Company pursuant to this Section 6.9, the price paid to the Class B Member shall be equal to the book value of each Membership Unit. Any purchase price paid pursuant to this Section 6.9 shall be delivered to the appropriate Class B Member within 15 business days of receiving the notice specified in Section 6.9.2 above.

Section 7
Dissolution Liquidation and Termination of the Company

7.1. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. When the period fixed for its duration, if any, in Section 2.4 has expired; or

7.1.2. Upon the affirmative vote of the Class A Member; or

7.1.3. Upon any act causing dissolution and/or termination under the Act unless inconsistent with the provisions of this Agreement lawfully providing to the contrary, or upon the entry of decree of judicial dissolution with respect to the Company; or

7.1.4. Upon the entry of decree of judicial dissolution with respect to the Company.

7.2. Procedure for Winding Up and Distribution. If the Company is dissolved, the Manager shall wind up its affairs. On winding up the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members who are creditors, in satisfaction of all liabilities of the Company, and second, to the Members in accordance with Section 4.4 of this Agreement.

Section 7
Books, Records, Accounting and Tax Election

8.1. Bank Accounts. All funds of the Company shall be deposited in bank account or accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business, as required by the Act. These books and records shall be maintained in accordance with sound accounting principles and practices and shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense.

8.3. Annual Account Period. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4. Reports. Within ninety (90) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was Member at any time during the taxable year then ended complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each Person who as Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Members accordingly. At the request of any Member, and at the Member's expense, the Members shall cause an audit of the Company's books and records to be prepared by independent accountant for the period requested by the Member. The Members shall also comply with all State reporting requirements set forth in the Act.

Section 9

General Provisions

9.1. Assurances. Each Member shall execute all certificates and other documents and shall do all such filings, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. Notifications. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "Notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, by FedEx, or by email. A Notice must be addressed to a Member at the Members last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notice; and, thereafter, Notices are to be directed to those substitute addresses or addressees.

9.3. Specific Performance. The parties recognize that irreparable injury will result from breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement by any Member, any party who may be injured (in addition to any other remedied which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach. No Member shall be entitled to seek specific performance or other equitable remedies in connection with the Company's decision to pursue, continue, or abandon any real estate project.

9.4. Complete Agreement. This Agreement constitutes the complete and exclusive statements of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representations, statement, condition, or warranty. This Agreement may be modified or amended (i) with the consent of the Class A Member and majority of the Class B Members, or (ii) solely by the Class A Member, provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 above, any such amendment solely by the Class A Member shall not materially and adversely affect (1) the rights and obligations of the Members hereunder or (2) the economic terms of this Agreement (except if all Members are treated the same on proportionate basis). Any such modification or amendment to this Agreement may be signed by the Manager under the terms of Section 5.6 above.

9.5. Applicable Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Wyoming.

9.6. Section Titles. The headings herein are inserted as matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.8. Jurisdiction and Venue. Any suit involving any disputes or matter arising under this Agreement may only be brought it the Texas, Harris County Supreme Court. All Members hereby consent to the exercise of personal jurisdiction with respect to any such proceeding.

9.9. Mandatory Arbitration. Notwithstanding section 9.8 above, any suit involving any disputes or matter arising under this Agreement is subject to the election of Mandatory Arbitration by the Company. All Members hereby consent to attend Arbitration at the election of the Company with respect to any such proceeding.

9.10. WAIVER OF TRIAL BY JURY. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN RESECT TO ANY LITIGATION BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY TO THIS AGREEMENT RELATINGIN ANY WAY TO THE SUBJECT MATTER OF THIS AGREEMENT, OR ANY SUCH OTHER AGREEMENTS OR DOCUMENTS, OR OTHERWISE RELATING TO THEIR INVESTMENT IN OR THE BUSINESS AND OPERATION OF, THE COMPANY AND PROPERTY.

9.11. Damages. In no event shall any Member, including any Member acting in the capacity of Manager, be liable for any incidental, consequential, punitive or special damages by reason of its breach to this Agreement. The liability, if any, of the Company and its members, managers, officers, employees, agents, representatives and employees to any Member under this Agreement for any claims, costs, damages, losses and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the amount of such Member's Adjusted Capital Balance.

9.12. Attorneys' Fees. In connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings from the non-prevailing party(ies).

9.13. Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in context require.

9.14. Severability of Provisions. Each provision of this Agreement shall be considered severable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.15. Counterparts; Electronic Delivery. This Agreement and any other documents or instruments contemplated hereunder or entered into pursuant hereto, may be executed in two or more counterparts, each of which shall be deemed an original, and all of which, when assembled, shall constitute one and the same document. The signature of any party to any counterpart of this Agreement or such other instrument shall be deemed signature to, and may be appended to, any other counterpart hereofor (or thereof). Delivery of an executed counterpart of this Agreement or any such other instrument may be delivered electronically, including by facsimile transmission and/or by e-mail delivery of a .PDF scan of such counterpart, and the same shall constitute good and valid execution and delivery for all purposes.

9.16. Estoppel Certificate. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within that ten (10) day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in section 5.6.

9.17. Investor's Representations and Acknowledgement of Risk. Each Member warrants and represents to the Manager that he or she:

9.17.1. Has received, reviewed, and understood the Company's Offering Circular and the undersigned has relied on nothing other than the Offering Circular, this Agreement, and any associate subscription agreement in deciding whether to make an investment in the Company;

9.17.2. Has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information;

9.17.3. Is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the investment in the Company;

9.17.4. Understands that the risk involved with the Company's business, including the risk of loss of such Member's entire investment;

9.17.5. Understands that there is no guarantee that the Company will be financially successful or the value of such Member's position in the Company will appreciate or maintain its value;

9.17.6. Has sufficient financial resources so that he/she/it can hold its securities indefinitely, or could without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford complete loss of his/her/its investment;

9.17.7. Has carefully read reviewed and is familiar with this Agreement;

9.17.8. Has carefully reviewed the Risk Factors identified in the Company's Offering Circular therein, and recognizes that an investment in the Company carries with it high level of risk and significant possibility of loss of the entire investment.

9.17.9. Is aware that there is no public market for the Class B Units, that it is not intended that such market will develop at this time, that the choice to develop such market is solely within the discretion of the Company, and that it will not be possible to readily liquidate this investment unless transfer is made pursuant to Section 6 above.

9.17.10. Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor; and

9.17.11. Will complete and sign Subscription Agreement, and by doing so, will be deemed also to have executed this

Agreement.

IN WITNESS WHEREOF, the Sole Member has executed, or caused this Agreement to be executed as of the date set forth hereinabove.

SOLE MEMBERS:

ALAMO PARTNERS, LLC

By: Alamo Partners, LLC

Its managers

By: ____________

Name: Brandon Jenkins

Title: Managing Partner

By: ____________

Name: William Roberts

Title: Managing Partner

SUBSCRIPTION PACKAGE
ALAMO PARTNERS, LLC

A maximum of 50,000 Class B Limited Liability Company

Membership Interests in

Alamo Partners, LLC ("Units")

Offering Price - $100 per Unit

February 28, 2014

THIS PACKAGE CONTAINS THE FOLLOWING DOCUMENTS:

1. **Instructions**
2. **Subscription Agreement (to be completed and signed by all Investors)**

INSTRUCTIONS FOR PROSPECTIVE INVESTORS IN

ALAMO PARTNERS, LLC

To invest in the Alamo Partners, LLC, please do the following:

- Read the entire Subscription Package.
- Electronically complete and electronically sign the Subscription Agreement.
- Electronically pay for your Units or send a check to:
  - Alamo Partners, LLC
    Attn: Subscriptions
    7703 N. Lamar Blvd.
    Austin, TX 78752

IF YOU HAVE ANY QUESTIONS ABOUT HOW TO COMPLETE THESE MATERIALS PLEASE CALL ALAMO PARTNERS, LLC AT (713) 562-5084 OR (512) 473-9309 AND ASK FOR BRANDON JENKINS OR WILL ROBERTS.

EXHIBIT C

Alamo Partners, LLC

<u>SUBSCRIPTION AGREEMENT</u>

To Prospective Investors:

To Purchase Units in Alamo Partners, LLC (the "LLC") you must complete and sign this Subscription Agreement. By doing so, you warrant, represent, and agree as follows:

1. The LLC's Offering Circular (which includes, without limitation, the LLC's Operating Agreement) has been delivered to you via email or through www.alamopartners.com (the "Website"), and you have carefully read, reviewed and are familiar with the Offering Circular.

2. You have received, and you accept and adopt each and every provision of the LLC's Operating Agreement. You agree that your signature on this Subscription Agreement also will serve as your signature to the Operating Agreement.

3. You have been advised to pay particular attention to the Risk Factors section of the Offering Circular and, accordingly, you recognize that an investment in the LLC involves high degree of risk, and you are prepared for the possibility of the loss of your entire investment.

4. You are purchasing the Units solely for your own account and not for the purpose of resale. You recognize that Units are subject to significant restrictions on transfer and, for such reason, that you may need to bear the economic risk of an investment in Units for the life of the LLC.

5. You have secured or have waived the right to secure, the advice of your legal counsel, accountants, or other financial advisors with respect to an investment in the Units.

6. The LLC may retain any interest earned on your investment, and you waive the right to receive such interest, including in the event your investment is returned to you if your subscription is not accepted by the LLC.

7. You irrevocably subscribe for and agree to purchase the number of Units covered by the amount of your investment. You acknowledge that the LLC has the right to reject your subscription in whole or in part for any reason. Even if your subscription is accepted, you will not actually become an Investor in the LLC unless and until the LLC accepts your subscriptions by remitted to you signed copy of this Subscription Agreement executed by the Manager of the LLC.

8. The LLC retains the right to reject your subscription for any reason, including but not limited to, the LLC's need to limit the aggregate number of members to less than 500 so that it may avoid any possible future requirement to file regular reports with the Securities and Exchange Commission as if it were public company pursuant to the Securities Exchange act of 1934.

9. You are an individual who is citizen and resident of the United States of America and the State of Texas and your principal residence and location where the decision to invest in the Units was made, is the address of Investor set forth on page 1 of this Subscription Agreement.

10. All of the information provided below is complete and accurate and may be relied on by the LLC and its Managing Member.

NOTE: ALL BLANKS MUST BE FILLED IN

Amount of Investment $____________________________________

Type of Investor - Individual or Entity: ____________________________

Residential Address of Investor: _______________________________

Email Address of Investor: __________________________________

Phone Number of Investor: __________________________________

Social Security Number: ___________________________________

INVESTOR SIGNATURE

By signing this Subscription Agreement you acknowledge and agree to all of its terms and you confirm the accuracy of the information you have provided. You also recognize and agree that by signing this Subscription Agreement you also will be deemed to have signed the Operating Agreement of Alamo Partners, LLC, and to have accepted all of its terms.

Signature: ______________________________

Print Name Electronically (and title if purchaser is an Entity): ______________________________

Date of Signing: _________________________

Exhibit D

Opinion re legality

In Progress

Exhibit E

Sales Material

LOOKING FOR AN **ALTERNATIVE** TO **WALL STREET?**

Invest Locally in The **Woodlands!**

Earn **attractive returns** while **benefitting** your **community.**

ALAMO PARTNERS LLC

For our Prospectus and additional information, contact us at:

www.AlamoPartners.com

713.562.5084/512.473.9309

THE CLASS B MEMBERSHIP UNITS ("UNITS") ARE BEING OFFERED ONLY IN THE STATE OF TEXAS. NO UNITS WILL BE SOLD WITHOUT PROPER AUTHORIZATION. THESE UNITS ARE NOT FDIC OR SIPC INSURED.THIS ANNOUNCEMENT IS NEITHER AN OFFER TO SELL NOR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.THIS OFFERING IS MADE BY PROSPECTUS ONLY. IF YOU HAVE ANY QUESTIONS OR CONCERNS PLEASE CONTACT ALAMO PARTNERS, LLC., 713-562-5084; BJENKINS@ALAMOPARTNERS.COM; OR BY MAIL: 7703 N. LAMAR BLVD. AUSTIN, TX 78752.

THE CLASS B MEMBERSHIP UNITS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE THE FOREGOING AUTHORITIES HAVE NOT DETERMINED THE ACCURACY, ADEQUACY, TRUTHFULNESS, OR COMPLETENESS OF THIS DOCUMENT AND HAVE NOT PASSED UPON THE MERIT OR VALUE OF THE UNITS, OR APPROVED, DISAPPROVED OR ENDORSED THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ALAMO PARTNERS, LLC., AND THE TERMS OFTHE OFFERING, INCLUDING THE DISCLOSURE, MERITS AND RISKS INVOLVED.